Exhibit 99.3
     The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Six months ended,	Year Ended December 31,
	June 30, 2007	2006
Earnings:
1. Income before income tax expense	5,862	8,339
2. Add: Fixed charges excluding capitalized interest (Line 10)	30,538	50,187
3. Less: Net income (loss) from equity method investments	343	459

4. Earnings including interest on deposits	36,058	58,067
5. Less: Interest on deposits	8,535	14,025

6. Earnings excluding interest on deposits	27,523	44,042

Fixed Charges:
7. Interest Expense	30,445	50,002
8. Estimated interest component of net rental expense	93	185
9. Amortization of debt issuance expense	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	30,538	50,187
11. Add: Capitalized interest	—	—

12. Total fixed charges	30,538	50,187
13. Less: Interest on deposits (Line 5)	8,535	14,025

14. Fixed charges excluding interest on deposits	22,003	36,162

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 4/Line 12)	1.18	1.16

Excluding interest on deposits (Line 6/Line 14)	1.25	1.22

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.